ROPES & GRAY LLP ONE EMBARCADERO CENTER, SUITE 2200 SAN FRANCISCO, CA 94111-3711 WWW.ROPESGRAY.COM
Alexandra Oprescu
415-315-2334
415-315-4870 fax
alexandra.oprescu@ropesgray.com
February 25, 2009
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Kevin Rupert
                 Mr. Dominic Minore
VIA EDGAR

Re:	Registrant:	Highland Credit Strategies Fund
	File Nos.:	333-156464
	Filing Type:	N-14
Dear Mr. Rupert and Mr. Minore:
     Per your request, please find below our responses on behalf of Highland Credit Strategies Fund (the “Acquiring Fund”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments on the January 30, 2009 correspondence filing relating to the Fund’s Registration Statement on Form N-14, which was filed on December 24, 2008. The Registration Statement was filed in connection with the merger of Highland Distressed Opportunities, Inc. (the “Acquired Fund”, and together with the Acquiring Fund, the “Funds”) into Acquiring Fund. Messrs. Rupert and Minore provided their comments in phone conversations on Thursday February 19, 2009 and Mr. Minore provided additional comments in a phone conversations on Monday, February 23, 2009 and Tuesday, February 24, 2009. Each one of your comments is repeated below, followed by the Acquiring Fund’s response. References to page numbers are to the N-14, unless otherwise indicated.
General
1.	Comment. Acknowledge in your response letter that the Staff has not approved or disapproved the Funds’ fair value policies and its disclosure in relation to FAS 157.

Response. The Funds hereby acknowledge that the Staff has not approved or disapproved the Funds’ fair value policies and its disclosure in relation to FAS 157.

2.	Comment. Confirm in your response letter that all material contracts have been disclosed in the Registration Statement and acknowledge that the Acquiring Fund may have to file a post-effective amendment should the Acquiring Fund enter into another material contract before the vote is obtained.

Response. The Acquiring Fund hereby confirms that all material contracts have been disclosed in the Registration Statement and acknowledges that the Acquiring Fund may have to file a post-effective amendment should the Acquiring Fund enter into another material contract before the vote is obtained.

3.	Comment. In connection with your response to Comment 10 in the prior comments, acknowledge that in the event of a resolicitation of proxies the Acquiring Fund will file a post-effective amendment.

Response. The Acquiring Fund acknowledges that it will file a post-effective amendment in connection with a resolicitation of proxies, should one become necessary.
Questions & Answers – Approval of Registration of the Acquired Fund
4.	Comment. In the first sentence of the second paragraph under the answer to the first question, the references to the Acquired and Acquiring Funds are inverted, please correct. Include a sentence addressing that the Acquiring Fund does not expect any material change in its portfolio holdings after the merger is consummated other than in ordinary course of portfolio management.

Response. The requested changes have been made.
Prospectus/Proxy Statement
5.	Comment. On page 2,[1] update the amount of undistributed income as of a more recent date.

Response. The requested change has been made.

6.	Comment. On page 14, repeat the disclosure that the Acquiring Fund expects to obtain consent from The Bank of Nova Scotia.

Response. The requested change has been made.

7.	Comment. On page 19, indicate the Acquiring Fund may enter into repurchase agreements up to a maximum of 33 1/3% of its total assets.

Response. The requested change has been made.

8.	Comment. On page 19, indicate there is no percentage limitation on the Acquiring Fund’s investments in credit default swaps.

Response. The requested change has been made.

[1]	Page numbers refer to the pages of the prospectus/proxy statement.

9.	Comment. On page 22, include a statement that management expects that the values of Acquired Fund assets that are fair valued will not change as a result of the application of the Acquiring Fund’s fair valuation procedures. Also include a statement that the Acquiring Fund’s Board is not required to consider valuation provided by independent valuation firm.

Response. The requested changes have been made.

10.	Comment. On page 26, clarify that any amounts waived or reimbursed are not subject to recoupment in the footnote to the fee table.

Response. The requested change has been made.

11.	Comment. On page 27, in the Example indicate that it is the percentage of the Acquiring Fund’s assets represented by leverage that is assumed to remain constant.

Response. The requested change has been made.

12.	Comment. On page 42, update the Acquiring Fund’s outstanding borrowings as of a more recent date.

Response. The requested change has been made.

13.	Comment. On pages 42-43, in the description of the Acquiring Fund’s credit facility, disclose whether the Acquiring Fund will have 300% asset coverage immediately following the Reorganization.

Response. The requested change has been made.

14.	Comment. On page 53, add Selected Financial Data for the Acquiring Fund.

Response. The requested changes have been made.

15.	Comment. On page 65, update the information provided as of a more recent date.

Response. The requested change has been made.

16.	Comment. On page 71, clarify that the same entity is the adviser for both Funds.

Response. The requested change has been made.

17.	Comment. Add the table required by Item 4.3 of Form N-2 to both Funds.

Response. The requested change has been made.

18.	Comment. Confirm in the response letter that current yield for the Funds does not represent return of capital.

Response. The Funds hereby confirm that current yield does not represent return of capital.

Appendix A – Agreement and Plan of Merger:
19.	Comment. On Page A-11-12 remove the sentences indicating that the receipt of a tax opinion cannot be waived.

Response. The requested changes have been made.

20.	Comment. On page A-16, revise the “Waiver” provision to indicate that the Board of each Fund in consultation with counsel must determine that each condition waived is not material under the circumstances.

Response. The provision has been revised to indicate that the Board will have determined, in consultation with counsel, that the waiver will not have made the prospectus/proxy statement, as supplemented, materially misleading.
Statement of Additional Information (“SAI”)
21.	Comment. On page 44, please change the last sentence in the first paragraph under “Pro Forma Financial Statements” to reflect that information is provided for a twelve month period.

Response. The requested change has been made.

22.	Comment. In the Pro Forma Statement of Operations please rewrite the footnote for Professional fees to reflect what, aside from duplicative expenses, the adjustment reflects.

Response. The requested changes have been made.
Exhibit 11 – Legality of Shares Opinion
23.	Comment. Please define the term “Shareholder” in the opinion.

Response. The requested change has been made.

24.	Comment. On page 2, in the carryover paragraph in (ii), counsel cannot make the assumptions in the parenthetical “(including, without limitation, the due adoption of the Plan and the Authorizing Resolutions by the Trustees prior to the execution of the Plan and the first issuance of Shares pursuant thereto)” because counsel must opine on the issuance of shares. Revise the opinion accordingly.

Response. The requested change has been made.

25.	Comment. On page 2, revise the fourth-to-last sentence beginning “We have not reviewed any documents other than those identified above in connection with this opinion, and we have . . .” to make clear that counsel has reviewed all documents it deems necessary to render the legal opinion.

Response. The requested change has been made.

26.	Comment. Include in the prospectus/proxy statement a statement regarding Section 3.8 and its effect on the non-assessability of shares appearing on page 3 of the legal opinion or confirm such a statement is already included.

Response. The Acquiring Fund hereby confirms that a summary of the provision appears on page 40 of the prospectus/proxy statement.
     We acknowledge the following on behalf of the Acquiring Fund: (i) the Acquiring Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Acquiring Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Acquiring Fund.
          If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-2334.

Very truly yours, /s/Alexandra Oprescu Alexandra Oprescu

cc:	M. Jason Blackburn Michael Doherty, Esq. Michael Szkodzinski, Esq.

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